

02005223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TLW Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza - 39th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry M. Katz (212) 902-4413
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Harry M. Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLW Securities, LLC, as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CASEY A. EARLY
Notary Public, State of New York
No. 01EA6045547
Qualified in New York County
Commission Expires July 31, 2002

Casey A. Early
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Schedule of Segregation Requirements and funds in Segregation pursuant to CEA Rule 1.32.
- [ ] (p) Schedule of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to CFTC Regulation 30.7.
- [ ] (q) Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLW SECURITIES, LLC
STATEMENT of FINANCIAL CONDITION

November 30, 2001


RECEIVED
JAN 2 9 2002
316

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of TLW Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TLW Securities, LLC (the "Company") at November 30, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 24, 2002

TLW SECURITIES, LLC

STATEMENT of FINANCIAL CONDITION

November 30, 2001

(in Thousands)

ASSETS:

Receivable from clearing brokers	$	16,074
Commissions receivable		2,800
Exchange memberships owned - at cost (market value $44)		11
Total assets	$	18,885

LIABILITIES and MEMBER'S EQUITY:

Accrued expenses and other liabilities	$	432
Due to member		9,842
Due to affiliate		139
Total liabilities		10,413
Liabilities subordinated to claims of general creditors		5,000
Member's equity		3,472
Total liabilities and member's equity	$	18,885

The accompanying notes are an integral part of the statement of financial condition.

1. Description of Business:

TLW Securities, LLC (the "Company") is a registered broker-dealer. The Company operates as a wholly-owned subsidiary of Spear, Leeds & Kellogg ("SLK"). SLK, a registered broker-dealer and futures commission merchant, is a partnership whose sole general partner is SLK LLC, a limited liability company whose sole member is a wholly owned subsidiary of The Goldman Sachs Group, Inc. ("Group Inc."). The Company earns commissions primarily from its brokerage execution activities.

2. Significant Accounting Policies:

The statement of financial condition is prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from these estimates.

The Company records commission income and related expenses on a trade-date basis. Commission receivable represents amounts due from brokers and dealers related to the Company's brokerage execution activities.

The fair value of financial assets and liabilities (consisting primarily of receivable from clearing brokers, commissions receivable and amounts due to member) are considered to approximate their carrying amounts because they are short-term in nature.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

3. Receivable from Clearing Brokers:

At November 30, 2001, the receivable from clearing brokers represents cash maintained at clearing brokers resulting from commissions earned from its clients. The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of November 30, 2001, there were no amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions. The receivable from clearing brokers includes a trading account the Company maintains at SLK, which has a cash balance of $15,335,000 as of November 30, 2001.

4. Related Party Transactions:

The Company incurs a management fee for general and administrative services provided by SLK.

In addition SLK provides floor brokerage services. At November 30, 2001 floor brokerage payable to SLK was $570,000 and is included in due to member on the statement of financial condition.

Continued

Group Inc., through SLK, issued restricted stock units to employees of the Company under a stock incentive plan in connection with its purchase of the Company. At November 30, 2001, $9,200,000 of restricted stock units payable was included in due to member on the statement of financial condition.

5. Subordinated Liabilities:

The Company has a subordinated revolving credit agreement with Group Inc. whereby it can borrow up to $10,000,000, of which $5,000,000 was borrowed at November 30, 2001. The agreement matures October 31, 2003 and the loan bears an interest rate equal to LIBOR plus .75%. This loan agreement is conditional upon the Company satisfying certain financial, reporting and other covenants, including the maintenance of certain levels of net worth, as defined, and regulatory capital, that the Company monitors daily. At November 30, 2001, the Company was in compliance with all of the covenants.

6. Net Capital Requirement:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements, as defined, for their registrants. The Company computes net capital based upon the basic method, which requires that the Company maintain net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At November 30, 2001, the Company had net capital of $6,322,000, which exceeded requirements of $694,000 by $5,628,000.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Member of TLW Securities:

In planning and performing our audit of the financial statements and supplemental schedule of TLW Securities, LLC (the "Company") for the year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2002